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File No. 179667

07028061

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

SEC MAIL PROCESSING
RECEIVED
NOV 0 6 2007
WASH, D.C. 182 SEC

November 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copies of the Company's Press Release dated October 29, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kennedy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

dw 11/19

Connacher
OIL AND GAS LIMITED

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE **October 29, 2007**

CONNACHER INCREASES BOUGHT DEAL FINANCING TO $45 MILLION

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces that it has agreed to increase the size of the financing announced earlier today. The Corporation will now issue 9,000,000 flow-through common shares ("Flow-Through Shares") on a "bought deal" basis for gross proceeds of $45 million ($5.00 per Flow-Through Share). Connacher has granted the underwriters an over-allotment option to purchase up to an additional 1,350,000 Flow-Through Shares on the same terms and conditions, exercisable in whole or in part up to 30 days following closing of the offering. The underwriting syndicate is led by RBC Capital Markets and includes GMP Securities L.P., Orion Securities Inc., Raymond James Ltd., TD Securities Inc., D&D Securities Company, Desjardins Securities Inc. and HSBC Securities (Canada) Inc. The Offering is expected to close on or about November 16, 2007.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction. Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration. Any public offering of securities to be made in the United States would be made by means of a prospectus that would be obtainable from Connacher and that would contain detailed information about Connacher and management, as well as financial statements.

Connacher Oil and Gas Limited is a Calgary-based Canadian company primarily engaged in the exploration for, and development, production, refining and marketing of, bitumen, crude oil, natural gas and refined petroleum products. The company's principal assets are its significant bitumen reserves and resources and its 100 percent working interest in approximately 95,000 acres of oil sands leases in the Divide and Halfway Creek regions near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

Forward-Looking Statements: This news release contains certain "forward-looking information" within the meaning of applicable securities law including statements regarding the Corporation's exploration and development plans, the proposed restructuring of the Corporation's current debt facilities and, the ability of the Corporation to raise additional debt and equity financing. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "would", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward-looking information is based on the opinions and estimates of management at the date the information is provided, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the inherent risks involved in the exploration and development of oil sands properties, difficulties or delays in start-up operations, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks including those associated with exploration, development, start-up, approvals and the ability to access sufficient capital from external sources. For

a description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2006. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

END